Registration Statement No. 333-206013 Pricing Supplement No. 2906D; Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 28, 2017.

Deutsche Bank AG

Fixed Rate InterNotes®

Issue Price	Interest Rate	Interest Payment Frequency	1st Interest Payment Date	1st Interest Payment Amount
100.00%*	2.50% (per annum)	Semi-Annual	March 8, 2018**	$12.50 (rounded to the nearest cent)

Aggregate Principal Amount: $

Interest Type: Fixed

Redemption at Issuer’s Option: N/A

InterNotes® (the “notes”) issued by Deutsche Bank AG, London Branch (the “Issuer”) are senior unsecured obligations of Deutsche Bank AG.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement.

Placement Agent: Incapital LLC

Agents: Deutsche Bank Securities Inc. and Incapital LLC

Offering Dates:	August 28, 2017
Trade Date:	September 5, 2017
Issue Date:	September 8, 2017
Redemption Date(s):	N/A
Maturity Date:	September 8, 2022
Minimum Denominations:	$1,000
Principal Amount:	$1,000
CUSIP / ISIN:	25155MDP3 / US25155MDP32
Listing:	The notes will not be listed on any securities exchange.

* Because we are unable to determine the issue price of the notes for U.S. federal income tax purposes, which could be as low as $987.50 per note, we intend to treat the notes as having an issue price of $987.50 for U.S. federal income tax purposes. Assuming this treatment is correct, the notes will be treated as having original issue discount, the tax consequences of which are described in the accompanying product supplement. If you purchase a note for an amount greater than $987.50, you should read the section “U.S. Federal Income Tax Consequences — Acquisition Premium and Amortizable Bond Premium” in the accompanying product supplement.

** Notwithstanding what is provided in the accompanying product supplement, the Interest Payment Dates will be the 8th day of every sixth month, beginning on March 8, 2018 and ending on the Maturity Date.

	Price to Public	Maximum Discounts and Commissions(1)	Proceeds to Issuer
Per Note	100.00%	1.25%	98.75%
Total	$	$	$
(1) The Agents may receive discounts and commissions of up to 0.50% or $5.00 per $1,000 Principal Amount of notes. Each dealer will purchase the notes from the Agents at a price between 98.75% and 99.25% of the Principal Amount, which may be different from the prices paid by other dealers. With respect to sales of notes by such dealer to level-fee based accounts, the issue price of such notes will be the price paid by such dealer, in which case, such dealer will not retain any portion of the issue price as compensation. For more detailed information about discounts and commissions, please see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Deutsche Bank Securities Inc., an Agent for this offering, is our affiliate. For more information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

DTC Book Entry Only

InterNotes® is a registered servicemark of Incapital Holdings LLC

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined in the accompanying product supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer, including some of the other senior debt securities issued under the prospectus, and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see the accompanying product supplement and prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Product supplement D dated April 28, 2016: http://www.sec.gov/Archives/edgar/data/1159508/000095010316012938/dp65301_424b2-ipsd.htm

Prospectus supplement dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

Prospectus dated April 27, 2016: http://www.sec.gov/Archives/edgar/data/1159508/000119312516559607/d181910d424b21.pdf

Delaware Trust Company, which acquired the corporate trust business of Law Debenture Trust Company of New York, the predecessor trustee, is the trustee of the notes. When you read the accompanying prospectus supplement, please note that all references in such supplement to the prospectus dated July 31, 2015, or to any sections therein, should refer instead to the accompanying prospectus dated April 27, 2016 or to the corresponding sections of such prospectus, as applicable.

September        , 2017

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